Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

December 21, 2007

James Giugliano

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Mexoro Minerals, Ltd.

Form 8-K Item 4.01

Filed December 12, 2007

Commission File No. 0-23561

Dear Mr.Giugliano,

On behalf of Mexoro Minerals, Ltd., a Colorado corporation (the “Company”), enclosed please find the Company’s responses to your comment letter dated December 18, 2007:

Item 4.01 Form 8-K filed December 12, 2007

1.

We noted your disclosure regarding the absence of audit report modifications for the last two years.  However, we noted the audit report dated May 31, 2007 in your Form 10-KSB filed on June 13, 2007 and the audit report dated May 20, 2006 in your Form 10-KSB/A filed on April 4, 2007 both contained a modification to highlight uncertainty regarding your ability to continue as a going concern.  Item 304(a)(1)(ii) of Regulation SB requires a statement about whether or not the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Please amend your disclosure under Item 4.01 of Form 8-K as appropriate to make reference to the audit report modifications noted above.

Response

An 8-K/A amending the 8-K filed by the Company on December 12, 2007, was filed on December 21, 2007, in which the Company revised the disclosures set forth in Item 4.01.

Specifically, the Company revised the disclosures to indicate that the Audit Reports of Smythe Ratcliffe Chartered Accountants, the former principal independent registered public accounting firm of the Company, dated May 31, 2007 for the fiscal year ended February 28, 2007, and  dated May 20, 2006 for the fiscal year ended February 28, 2006, contained statements indicating there is substantial doubt about the Company’s ability to continue as a going-concern.

2.

In conjunction with filing a revised 8-K to address the above comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

As noted above, an 8-K/A was filed on December21, 2007.  An updated Exhibit 16 letter from the former accountants was filed with the 8-K/A.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

Mexoro Minerals, Ltd.

Division de Norte 305-B

Col San Filipe

Chihuahua, Chih., Mexico

Ph: 52 614 426 5505

December 21, 2007

James Giugliano

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Mexoro Minerals, Ltd.

Form 8-K Item 4.01

Filed December 12, 2007

Commission File No. 0-23561

Dear Mr.Giugliano,

In connection with our 8-K/A filing and our supplemental written responses to   your comment letter dated December 18, 2007, Mexoro Minerals, Ltd., a Colorado corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Mexoro Minerals, Ltd.

By: Robert Knight, President